Exhibit 99.1

Ferrari Announcement

Maranello (Italy), July 21, 2018 - The Board of Directors of Ferrari NV (“Ferrari”) (NYSE/MTA: RACE) learned with deep sadness during its meeting today that Chairman and CEO Sergio Marchionne will be unable to return to work.

The Board’s thoughts are with Sergio Marchionne and his family and it is grateful for the extraordinary contribution he has made in recent years at the helm of Ferrari.

The Board has named John Elkann as Chairman and will propose to Shareholders, at a meeting to be called in the coming days, that Louis C. Camilleri be named as CEO.

The Board has also given Louis C. Camilleri the necessary powers to ensure continuity of the company’s operation.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977